Exhibit 95
MINE SAFETY DISCLOSURE
The operation of Grace Pacific LLC’s Makakilo Quarry (the “Quarry”) is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects the Quarry on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Company is required to present information regarding certain mining safety and health citations which MSHA has issued with respect to its mining operation in its periodic reports filed with the Securities and Exchange Commission (the “SEC”). We have provided information below in response to the rules and regulations of the SEC issued under Section 1503(a) of the Dodd-Frank Act.
The Dodd-Frank Act and the subsequent implementing regulation issued by the SEC require disclosure of the following categories of violations, orders and citations: (1) Section 104 S&S Citations, which are citations issued for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard; (2) Section 104(b) Orders, which are orders issued upon a follow up inspection where the inspector finds the violation previously cited has not been totally abated in the prescribed time period; (3) Section 104(d) Citations and Orders, which are issued upon violations of mandatory health or safety standards caused by an unwarrantable failure of the operator to comply with the standards; (4) Section 110(b)(2) Violations, which result from the reckless and repeated failure to eliminate a known violation; (5) Section 107(a) Orders, which are given when MSHA determines that an imminent danger exists and results in an order of immediate withdrawal from the area of the mine affected by the condition; and (6) written notices from MSHA of a pattern of violations-or the potential to have such pattern-of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e). In addition, the Dodd-Frank Act requires the disclosure of the total dollar value of proposed assessments from MSHA under the Mine Act and the total number of mining related fatalities. This information for the Quarry for the quarter ended September 30, 2017 is as follows:

Total Number of S&S Citations	0
Mine Act § 104(b) Orders	0
Mine Act § 104(d) Citations and Orders	0
Mine Act § 110(b)(2) Violations	0
Mine Act § 107(a) Orders	0
Total Dollar Value of Proposed MSHA Assessments	0
Total Number of Mining Related Fatalities	0
Received Written Notice of Pattern of Violation under Mine Act §104(e) (yes/no)	no
Received Written Notice of Potential to Have Pattern under Mine Act §104(e) (yes/no)	no

As of September 30, 2017, there were no pending legal actions before the Federal Mine Safety and Health Review Commission involving the Quarry. No legal actions were instituted during the quarter ended September 30, 2017 and no legal actions were resolved during the quarter ended September 30, 2017.